UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM N-6F/A

AMENDMENT NO. 1 TO NOTICE OF INTENT TO ELECT TO BE SUBJECT TO
SECTIONS 55 THROUGH 65 OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned (the “Company”) previously notified the Securities and Exchange Commission on Form N-6F filed on January 20, 2011, that it intended to file a notification of election to be subject to sections 55 through 65 of the Investment Company Act of 1940, (the “Act”) and in connection with such notice submitted the following information:

Name:	Chanticleer Dividend Fund, Inc.

Address of Principal Business Office:	11220 Elm Lane ∙ Suite 203
Charlotte, NC 28277

Telephone Number:	(704) 366-5122

Name and Address of Agent	Michael Pruitt
For Service of Process:	Chief Executive Officer
Chanticleer Dividend Fund, Inc.
11220 Elm Lane ∙ Suite 203
Charlotte, NC 28277

 This Amendment No. 1 to the Form N-6F is necessary because of delays in the completion of the Company’s registration statement, which delays were unforeseen at the time the N-6F was filed.

The undersigned hereby notifies the Securities and Exchange Commission that it intends to file a notification of election to be subject to sections 55 through 65 of the Act within ninety days of this filing. The company would be excluded from the definition of an investment company by section 3(c)(1) of the Act, except that it presently proposes to make a public offering of its securities as a business development company.

SIGNATURE

Pursuant to the requirements of section 6(f) of the Act, the undersigned company has caused this notice of intent to elect to be subject to sections 55 through 65 of the Act pursuant to section 54(a) of the Act to be duly executed on its behalf in the city of Charlotte and the State of North Carolina on the 28th day of April, 2011.

CHANTICLEER DIVIDEND FUND, INC.

By:	/s/ Michael Pruitt
Name:	Michael Pruitt
Title:	Chief Executive Officer

Attest:	/s/ Eric S. Lederer
Name:	Eric S. Lederer
Title:	Chief Financial Officer